As filed with the Securities and Exchange
Commission on January 17, 2003                    Registration No. 333-_________
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
       For Depositary Shares Evidenced by American Depositary Receipts for
            Ordinary Shares of the Nominal Value of 1 Ruble each, of

              -----------------------------------------------------

                                AO SURGUTNEFTEGAZ
   (Exact name of issuer of deposited securities as specified in its charter)

                              OJSC "SURGUTNEFTEGAS"
                   (Translation of issuer's name into English)

                               RUSSIAN FEDERATION
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

               48 Wall Street, New York, NY 10286; (212) 815-2129
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

              -----------------------------------------------------

                                Timothy F. Keaney
                              The Bank of New York
                             101 Barclay Street, 22W
                               New York, NY 10286
                            Telephone (212) 815-2129
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
Alejandro E. Camacho, Esq.                                   Anna Goldin, Esq.
  Clifford Chance US LLP                                     Latham & Watkins
     200 Park Avenue                                      7 Gasheka St., 9th Fl.
 New York, NY 10166-0153                                      Moscow, 125047
      (212) 878-8000                                        Russian Federation
                                                            + 7 (095) 785-1234

         It is proposed that this filing become effective under Rule 466
                           [X] immediately upon filing
                             [_] on (Date) at (Time)
       If a separate registration statement has been filed to register the deposited shares, check the following box. [_]


                         CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                              Proposed maximum      Proposed maximum      Amount of
                Title of each class of                       Amount         aggregate price per    aggregate offering   registration
             securities to be registered                to be registered            unit                  price              fee

American Depositary Shares evidenced by American           20,000,000             $0.05(1)             $1,000,000(1)         $92.00
Depositary Receipts, each American Depositary Share         American
representing fifty (50) Ordinary Shares of the         Depositary Shares(1)
Nominal Value of 1 Ruble each, of AO Surgutneftegaz
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement which is incorporated herein by reference.
--------------------------------------------------------------------------------

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of Securities to be Registered

                              Cross Reference Sheet

       Item Number and Caption                       Location in Form of Receipt
                                                    Filed Herewith as Prospectus

1.   Name and address of depositary                     Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities

     Terms of Deposit:

     (i)  The amount of deposited securities            Face of Receipt,
          represented by one unit of American           upper right corner
          Depositary Receipts

     (ii) The procedure for voting, if any,             Articles number
          the deposited securities                      15, 16 and 18

     (iii) The collection and distribution of           Articles number
           dividends                                    4, 12, 13, 15 and 18

     (iv) The transmission of notices, reports          Articles number
          and proxy soliciting material                 11, 15, 16 and 18

     (v)  The sale or exercise of rights                Articles number
                                                        13, 14, 15 and 18

     (vi) The deposit or sale of securities             Articles number
          resulting from dividends, splits              12, 13, 15, 17 and 18
          or plans of reorganization

     (vii) Amendment, extension or termination          Articles number
           of the deposit agreement                     20 and 21

     (viii) Rights of holders of Receipts to            Article number
            inspect the transfer books of the           11
            depositary and the list of holders
            of Receipts

     (ix) Restrictions upon the right to deposit        Articles number
          or withdraw the underlying securities         2, 3, 4, 5, 6, 8 and 22

     (x)  Limitation upon the liability of the          Articles number
           depositary                                   14, 18 and 21

3.   Fees and Charges                                   Articles number
                                                        7 and 8

Item 2. Available Information


Public reports furnished by issuer                      Article number 11

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

     (a) Form of Deposit Agreement dated as of December 30, 1996, among JSC Surgutneftegaz, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. Filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. See (a) above.

     (d) Opinion of Clifford Chance US LLP, counsel for the Depositary, as to legality of the securities to be registered. Filed herewith as Exhibit
          (d).

     (e)  Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4. Undertakings

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 17, 2003.

                    Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Nominal Value of 1 Ruble each, of OJSC "Surgutneftegas"


                         By:  The Bank of New York,
                              as Depositary


                           By:               /s/ Parry D. Gosling
                               -------------------------------------------------
                               Name:  Parry D. Gosling
                               Title: Managing Director

     Pursuant to the requirements of the Securities Act of 1933, OJSC "Surgutneftegas" has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Surgut, the Russian Federation on January 17, 2003.

                              OJSC "SURGUTNETEGAS"



                              By:         /s/ Bogdanov Vladimir Leonidovich
                                  ----------------------------------------------
                                   Name: Bogdanov Vladimir Leonidovich
                                   Title: Director General


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


 /s/ Bogdanov Vladimir Leonidovich      Bogdanov Vladimir Leonidovich
-----------------------------------     Director General
                                        (Principal Executive Officer)

 /s/ Barankov Vladimir Georgievich      Barankov Vladimir Georgievich
-----------------------------------     Chief Financial Officer
                                        (Principal Financial Officer)

 /s/ Globa Mikhail Nikolaevich          Globa Mikhail Nikolaevich
-----------------------------------     Chief Accountant
                                        (Principal Accounting Officer)

-----------------------------------     Usoltsev Alexander Viktorovich
                                        Chairman of the Board of Directors

 /s/ Medvedev Nikilai Yakovlevich       Medvedev Nikilai Yakovlevich
-----------------------------------     Chief Geologist, Deputy General Director
                                        (Director)

 /s/ Fyodorov Sergei Anatolievich       Fyodorov Sergei Anatolievich
-----------------------------------     Deputy General Director for Securities
                                        (Director)

 /s/ Ananyev Sergei Alekseevich         Ananyev Sergei Alekseevich
-----------------------------------     (Director)


-----------------------------------     Anziryayev Yuri Nikolaevich
                                        (Director)


-----------------------------------     Bulanov Alexander Nikolaevich
                                        (Director)


-----------------------------------     Magu Baizet Yunusovich
                                        (Director)

 /s/ Matveev Nikolai Ivanovich          Matveev Nikolai Ivanovich
-----------------------------------     Chief Engineer, First Deputy Director
                                        General  (Director)

/s/ Parry D. Gosling                    The Bank of New York
-----------------------------------     (Authorized U.S. Representative)
By: Parry D. Gosling
Title:  Managing Director

                                INDEX TO EXHIBITS

  Exhibit
   Letter                             Exhibit                             Page
 -------- ------------------------------------------------------------- --------
     (a) Deposit Agreement dated as of December 30, 1996, among JSC Surgutneftegaz, The Bank of New York as Depositary, and all
          Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

     (d)  Opinion  of  Clifford   Chance  US  LLP,   counsel  for  the
          Depositary,   as  to  legality  of  the   securities  to  be
          registered.

     (e)  Certification under Rule 466.